555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES

Barcelona	New Jersey
Brussels	New York
Chicago	Northern Virginia
Dubai	Orange County
Frankfurt	Paris
Hamburg	Rome
Hong Kong	San Diego
London	San Francisco
Los Angeles	Shanghai
Madrid	Silicon Valley
Milan	Singapore
Moscow	Tokyo
Munich	Washington, D.C.

LATHAM&WATKINS LLP

September 5, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **QinetiQ Group plc – File No. 82-34944**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended (the
"Exchange Act")




08004756

Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Exchange Act, enclosed herewith please find:

- Regulatory Announcement – Results of AGM held on 30 July 2008, dated July 30, 2008
- Regulatory Announcement – AGM Resolutions, dated July 30, 2008
- Regulatory Announcement – Annual General Meeting and Interim Management Statement, dated July 30, 2008
- Regulatory Announcement – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons, dated July 29, 2008

- Regulatory Announcement – Voting Rights and Capital, dated July 29, 2008
- Regulatory Announcement – Annual Information Update, dated July 18, 2008
- Regulatory Announcement – Director/PDMR Shareholding - Purchase of ordinary shares in QinetiQ, dated July 15, 2008
- Regulatory Announcement – Notification of Major Interests in Shares, dated July 15, 2008
- Regulatory Announcement – Directors and other PDMRs' share interests, dated July 2, 2008
- Regulatory Announcement – Notification of Major Interests in Shares, dated June 27, 2008
- Regulatory Announcement – Notification of Major Interests in Shares, dated June 27, 2008
- Regulatory Announcement – Documents Regarding Notice of AGM, dated June 27, 2008
- Regulatory Announcement – Voting Rights and Capital, dated June 27, 2008
- Regulatory Announcement – Notification of Major Interests in Shares, dated June 26, 2008
- Regulatory Announcement – Notification of Major Interests in Shares, dated June 16, 2008
- Regulatory Announcement – Director/PDMR Shareholding - Purchase of ordinary shares in QinetiQ, dated June 12, 2008

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2346.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Nicholas Yunes
of LATHAM & WATKINS LLP

Enclosures

I. REG-QinetiQ Group plc Result of AGM

Released: 30/07/2008
com:20080730:Rnsd2573A

RNS Number : 2573A

QinetiQ Group plc

30 July 2008

QinetiQ Group plc

30 July 2008

QINETIQ GROUP PLC - Results of AGM held on 30 July 2008

- Results of Poll

All resolutions were passed.

RESOLUTION	Votes For	% VotesFor	VotesAgainst	% VotesAgainst	Total VotesCast	Number VotesWithheld
1. Report and Accounts	491,340,662	99.95	239,983	0.05	491,618,059	37,414
2. Remuneration Report	489,287,556	99.66	1,652,160	0.34	491,618,059	678,343
3. Declaration of Dividend	491,608,232	100.00	5,743	0.00	491,618,059	4,084
4. Re-election of Colin Balmer	491,219,983	99.92	377,967	0.08	491,617,059	19,109
5. Re-election of Sir John Chisholm	484,703,324	99.75	1,206,994	0.25	491,618,059	5,707,741
6. Re-election of Noreen Doyle	490,653,562	99.81	933,970	0.19	491,618,059	30,527
7. Re-election of Dr Peter Fellner	490,620,176	99.80	963,757	0.20	491,618,059	34,126
8. Re-election of Sir David Lees	491,411,500	99.96	174,054	0.04	491,618,059	32,505
9. Re-election of Graham Love	491,327,924	99.94	270,457	0.06	491,618,059	19,678
10. Re-election of Nick Luff	491,030,423	99.88	569,129	0.12	491,618,059	18,507
11. Re-election of Admiral Edmund P. Giambastiani	491,483,942	99.98	112,111	0.02	491,618,059	22,006
12. Re-appointment of Auditors	486,240,450	99.20	3,935,773	0.80	491,618,059	1,441,836
13. Political donations	488,980,217	99.47	2,593,090	0.53	491,618,059	44,752

14. Adopt new Articles of Association* 490,462,220 99.77 1,106,067 0.23
491,618,059 49,772
15. Authority to allot new shares* 491,063,162 99.89 530,726 0.11
491,618,059 24,171
16. Disapplication of pre- emption rights* 491,315,244 99.95 268,263 0.05
491,618,059 34,552
17. Authority to purchase own shares* 491,480,241 99.98 114,285 0.02
491,618,059 23,533
*Special Resolutions

Please note that a vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.

The full text of the Special Resolutions passed at the AGM is as follows:
Resolution 14 - Adopt new Articles of Association

THAT the Articles of Association, contained in the document produced to this Meeting and signed by the Chairman for the purposes of identification, be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association, with effect from the conclusion of the 2008 Annual General Meeting.

Resolution 15 - Authority to allot new shares

THAT the Directors be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of that Act) up to an aggregate nominal amount of £2,388,112 provided that this authority shall expire on the date of the AGM to be held in 2009, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked.

Resolution 16 - Disapplication of pre-emption rights

THAT the Directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined in Section 94(2) of that Act) for cash pursuant to the authority conferred by Resolution 15 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

a) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of the holders of shares on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be) to the respective numbers of shares held (or deemed to be held) by them on any such record date, subject to such exclusions or other arrangements as the Directors may deem necessary or

arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter whatever; and

b) the allotment (otherwise than pursuant to sub-paragraph (a) above) to any person or persons of equity securities up to an aggregate nominal amount of £330,238;

and shall expire upon the expiry of the general authority conferred by Resolution 15 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would, or might, require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

Resolution 17 - Authority to purchase own shares

THAT the Company be and is generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 1 penny each of the Company provided that:

a) the maximum number of ordinary shares hereby authorised to be acquired is 66,047,637;

b) the minimum price which may be paid for any such share is 1 penny;

c) the maximum price which may be paid for any such share is the higher of (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased and (ii) the amount stipulated by Article 5(1) of the EU Buy-back and Stabilisation Regulation (being the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in the Company on the trading venues where the market purchases by the Company pursuant to the authority conferred by this Resolution 17 will be carried out);

d) the authority hereby conferred shall expire on the date of the next Annual General Meeting of the Company; and

e) the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.
This information is provided by RNS

The company news service from the London Stock Exchange

END
RAGRMMATMMAJBLP

II. REG-QinetiQ Group plc Result of AGM

Released: 30/07/2008
com:20080730:Rnsd2576A

RNS Number : 2576A

QinetiQ Group plc

30 July 2008

QinetiQ Group plc

30 July 2008

QinetiQ Group plc ("the Company") - AGM Resolutions

Copies of the following, being resolutions (other than resolutions concerning ordinary business), passed by the Company at its AGM held on 30 July 2008, have been submitted to the Financial Services Authority and will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Ordinary resolution relating to the authorisation of political donations and political expenditure by the Company and its subsidiaries, up to specified limits;

Special resolution to adopt new Articles of Association (to deal in particular with director's conflicts or potential conflicts of interest);

Special resolution relating to the renewal of the authority for the directors to allot new shares;

Special resolution relating to the renewal of the authority for the directors to disapply pre-emption rights; and

Special resolution relating to the renewal of the authority for the Company to purchase its own shares.
Lynton D. Boardman
General Counsel/Company Secretary Tel: +44 (0)1252 392000
This information is provided by RNS
The company news service from the London Stock Exchange
END

RAGRMMFTMMMJBMP

III. REG-QinetiQ Group plc AGM Statement

Released: 30/07/2008
com:20080730:Rnsd1479A

RNS Number : 1479A

QinetiQ Group plc

30 July 2008

QinetiQ Group plc

30 July 2008

Annual General Meeting and Interim Management Statement

QinetiQ Group plc ('QinetiQ'), the international defence and security technology company, is today issuing the following Interim Management Statement which covers the period from 1 April 2008 to 29 July 2008. This coincides with its Annual General Meeting which is taking place at 2.00pm today in London. At the meeting the Chairman of QinetiQ, Sir John Chisholm, will make the following statement:

Trading and financial position

The year has commenced well and the trading outlook remains in line with that described in the Group's preliminary results announcement on 28 May 2008.

QinetiQ North America (QNA)

QNA has seen continued strong activity levels across its business and a recent reorganisation of the IT Services division across the Systems Engineering and Mission Solutions divisions positions us well to build on core strengths in these important markets. In the Technology Solutions Group Talon shipment levels remain strong and we have now delivered over 2,000 units to the US Department of Defense. The Mission Solutions division continues to increase the level of work it undertakes with NASA and recently won a $225m, nine year contract to support information management and communications activities at Kennedy Space Center. In addition it was awarded a $90m, three-year contract to provide ongoing launch support services across a variety of NASA sites.

Europe, Middle East and Australasia (EMEA)

The year has started satisfactorily and the outlook for the full year remains in line with the Board's expectations. In the UK we continue to successfully provide MOD with value for money offerings such as the £24m, ten year award to provide through-life support to sustain the Harrier aircraft programme through the remainder of its service life.

Unmanned vehicles continue to be a key area of focus. This was evidenced in the

period with EMEA being closely involved in the UK's Mantis airborne Unmanned Autonomous System programme and the US Defense Advanced Research Projects Agency's (DARPA) Vulture air vehicle programme which will create a new category of ultra-long-endurance aircraft utilising expertise developed from our highly successful Zephyr programme.

EMEA's expansion into international and adjacent markets continues to make good progress. The recently acquired Australian businesses have been integrated and are making a positive contribution to the Group. We have now recruited a new CEO, Mike Kalms, to lead this business going forward. Mike has extensive experience in the Australian defence industry.

The previously announced portfolio review of EMEA to identify any non-core activities is nearing completion. This may lead to further strategic partnering, IP licensing, new venture creation or exit from certain non-core activities.

Ventures

The Ventures businesses comprising both the retained ventures and those in our venture fund with Coller Capital are making satisfactory operational progress. In June 2008 the official launch of the Tarsier system installed at London's Heathrow airport received widespread national media and industry coverage for this important runway monitoring system.

Financial position

The balance sheet remains strong and there have been no significant changes in the financial position of the Group since that reported as at 31 March 2008.

Outlook

The Board remains confident about the outlook for the Group in the coming year.

About QinetiQ

QinetiQ (pronounced "kinetic") is a leading international defence and security technology company with over 8,000 employees in EMEA (Europe, Middle East and Australasia) and more than 6,000 in North America.

QinetiQ's vision is to be the world's leading provider of defence and security based technology solutions and services. QinetiQ's strategy is to strengthen its presence in North America, build on its powerful UK defence franchise by growing market share in technology insertion, advice and managed services, build valuable new market positions in selected EMEA markets outside the UK and take selected defence technologies into new commercial markets.

In February 2006, QinetiQ Group plc was listed on the London Stock Exchange and joined the FTSE250 in June 2006. In the year to 31 March 2008, QinetiQ delivered a 19 per cent increase in revenue to £1,366m, including organic growth of 8.6 per cent, and a 20 per cent increase in underlying operating profit to £127m. Underlying earnings per share increased by 19% to 13.4p per share.

For further information see www.QinetiQ.com

Contacts:

QinetiQ Investor Relations: Adrian Colman +44 (0) 7740 432699

QinetiQ Media Relations: David Bishop +44 (0) 7920 108675

Disclaimer

All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of QinetiQ and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of QinetiQ or the markets and economies in which QinetiQ operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document should be regarded as a profit forecast.

END

AGMRLMATMMBTBLP

IV. REG-QinetiQ Group plc Director/PDMR Shareholding

RECEIVED
2008 SEP -9 A 8:29

Released: 29/07/2008
com:20080729:Rnsc1272A

RNS Number : 1272A

QinetiQ Group plc

29 July 2008

QinetiQ Group plc

29 July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The information listed below relates to transactions notified in accordance with DR3.1.4R(1)a and, in respect of directors of QinetiQ Group plc only, DR3.1.4R(1)b.

QinetiQ Group plc (the "Company") announces that it has been notified today by Sir John Chisholm, the Company's Chairman, that on 25 July 2008, having obtained the necessary clearance under the Model Code, the following ordinary shares of 1 penny each in the Company ("Ordinary Shares") were transferred by Sir John Chisholm and Mr Nicholas John Shaw (the "Trustees"), as trustees of a trust established for the benefit of his family, to Sir John Chisholm:

Name of Director	No. of Ordinary Shares	Percentage of issued share capital transferred
Sir John Chisholm	9,269,202	1.403%

This share transfer completed the transactions notified via a Regulatory Information Service on 28 March 2008, which were effected for CGT planning purposes. The disposal was undertaken for nil consideration.

As a result of the above, the interest of Sir John in the Company's Ordinary Shares is as follows:

Name of Director Total number of Ordinary Percentage of issued share capital

Shares held following notification

Sir John Chisholm 13,001,010 1.968%

The transaction described above took place on 25 July 2008 in the United Kingdom and relates to Ordinary Shares held by the director referred to above.

Lynton D. Boardman

Company Secretary
29 July 2008
Tel: (+44) (0)1252 392000

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSSEEFEUSASEFW

V. REG-QinetiQ Group plc Total Voting Rights

Released: 29/07/2008
com:20080729:Rnsc1074A

RNS Number : 1074A

QinetiQ Group plc

29 July 2008

QinetiQ Group plc

29th July 2008

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman

Company Secretary

Tel: +44 (0)1252 392000

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVRBGGDRBSDGGIC

VI. REG-QinetiQ Group plc Annual Information Update

Released: 18/07/2008

RNS Number : 3722Z

QinetiQ Group plc

18 July 2008

18 July 2008

QinetiQ Group plc

ANNUAL INFORMATION UPDATE

Annual information update for the period from 19 July 2007 up to and including 18 July 2008.

QinetiQ Group plc ("the Company") is pleased to provide an annual information update, in accordance with the requirements of Prospectus Rule 5.2. The information referred to in this update was up to date at the time the information was published but some information may now be out-of-date. To avoid an unnecessarily lengthy document, information is referred to in this update rather than included in full.

1. Announcements made via RNS, a regulatory information service

All of the documents listed below were published via RNS, a Regulatory Information Service:

Date	Brief Description of Announcement
19.07.07	Annual Information Update
26.07.07	AGM Statements
26.07.07	AGM Resolutions
31.07.07	AGM Results of poll on resolutions
31.07.07	Total Voting Rights
06.08.07	Completion of the launch of venture fund with Coller Capital
10.08.07	Notification of purchase of ordinary shares in the Company by Graham Love (Director: 98 ordinary shares) and Doug Webb (Director: 98 ordinary shares) under the Company's Share Incentive Plan, at a price of 170.32p per ordinary share
20.08.07	Notification of purchase of ordinary shares in the Company by Graham Love (Director: 50,000 ordinary shares) at a price of 172p per ordinary share
28.08.07	Grant of options under the Share Option Scheme to Duane Andrews (PDMR: 232421) at an option price of £1.74p per ordinary share. Allocation of ordinary shares under the Performance Share Plan to Graham Love (Director: 50288) Doug Webb (Director: 45259) and Clive Richardson (PDMR: 43104) at a price of £1.74p per ordinary

share
30.08.07 Total Voting Rights
03.09.07 Notification of award of dividend shares in the Company to Sir John Chisholm (Chairman: 4) Graham Love (Director: 22) and Doug Webb (Director: 22) under the Company's Share Incentive Plan, at a price of 178.5 per ordinary share
05.09.07 TR1 notification that as at 4 September 2007 Lloyds TSB Group plc had an interest in 34478214 ordinary shares representing 5.22% of the Company's
Issued share capital
12.09.07 Notification of purchase of ordinary shares in the Company by Graham Love (Director: 97) and Doug Webb (Director: 97) under the Company's Share Incentive Plan, at a price of 172.8p per ordinary share
28.09.07 Trading Statement
28.09.07 Total Voting Rights
01.10.07 Notification of purchase of ordinary shares in the Company by Sir David Lees (Director: 28000), at a price of 171p per ordinary share
11.10.07 Notification of purchase of ordinary shares in the Company by Graham Love (Director: 93) and Doug Webb (Director: 93) under the Company's Share Incentive Plan, at a price of 177p per ordinary share
24.10.07 Acquisition of Boldon James Holdings Limited
25.10.07 DTR Statement
31.10.07 Total Voting Rights
07.11.07 TR1 notification that as at 17 October 2007 Legal and General Group plc had an interest in 19844997 ordinary shares representing 3.00% of the Company's
Issued share capital
13.11.07 Notification of purchase of ordinary shares in the Company by Graham Love (Director: 96) and Doug Webb (Director: 96) under the Company's Share Incentive Plan, at a price of 174p per ordinary share
28.11.07 Interim Results Part 1
28.11.07 Interim Results Part 2
28.11.07 Interim Results Part 3
28.11.07 TR1 notification that as at 23 November 2007 Blackrock Inc had an interest in 32985862 ordinary shares representing 4.99% of the Company's
Issued share capital
29.11.07 Total Voting Rights
12.12.07 Notification of purchase of ordinary shares in the Company by Graham Love (Director: 90) and Doug Webb (Director: 90) under the Company's Share Incentive Plan, at a price of 185p per ordinary share
20.12.07 TR1 notification that as at 17 December 2007 Blackrock Inc had an interest in 33045436 ordinary shares representing 5.00% of the Company's
Issued share capital
31.12.07 Total Voting Rights

02.01.08 Acquisition of Ball Solutions Group Pty Ltd and Novare Services Pty Ltd
10.01.08 Notification of purchase of ordinary shares in the Company by Graham Love (Director: 82) and Doug Webb (Director: 82) under the Company's Share Incentive Plan, at a price of 201p per ordinary share
16.01.08 TR1 notification that as at 15 January 2008 Lloyds TSB Group plc had an interest in 32,717,076 ordinary shares representing 4.95% of the Company's
Issued share capital
17.01.08 Resignation of Doug Webb as a Director
18.01.08 Acquisition - Aerostructures Group
21.01.08 Acquisition - Pinnacle CSI
24.01.08 Interim Management Statement
30.01.08 Non-Executive Changes - Admiral Edmund P Giambastiani/ George Tenet
31.01.08 Total Voting Rights
31.01.08 Defence Training Review
12.02.08 Notification of purchase of ordinary shares in the Company by Graham Love (Director: 87) and Doug Webb (Director: 87) under the Company's Share Incentive Plan, at a price of 192.p per ordinary share
15.02.08 Notification of Australian acquisitions
25.02.08 Notification of the disposal of ordinary shares in the Company by Doug Webb (Director: 300,000) at a price of £1.94 per ordinary share
26.02.08 Notification of award of dividend shares in the Company by Sir John Chisholm (Chairman: 2) Graham Love (Director: 15) and Doug Webb (Director: 15) under the Company's Share Incentive Plan, at a price of 193.37p per ordinary share
27.02.08 Notification of the disposal of ordinary shares in the Company by Graham Love (Director: 2,900,000 ordinary shares), 2,600,000 at an average price of £1.93 per ordinary share and 300,000 at nil consideration.
28.02.08 Total Voting Rights
03.03.08 LTPA Firm Price Agreement
07.03.08 TR1 notification that as at 5 March 2008 Lloyds TSB Group plc had an interest in 7607615 ordinary shares representing 1.152% of the Company's
Issued share capital
12.03.08 Notification of purchase of ordinary shares in the Company by Graham Love (Director: 88) and Doug Webb (Director: 88) under the Company's Share Incentive Plan, at a price of 189.93p per ordinary share
17.03.08 EMEA Investor and Analyst Presentation
28.03.08 Total Voting Rights
28.03.08 Notification of transfer of ordinary shares in the Company from Sir John Chisholm (Chairman: 9269202) to Sir John Chisholm and Mr Nicholas John Shaw (the Trustees), as trustees of a trust for the benefit of Sir John Chisholm's family, at nil consideration.
31.03.08 Trading Statement

11.04.08 Notification of purchase of ordinary shares in the Company by Graham Love (Director: 85) and Doug Webb (Director: 85) under the Company's Share Incentive Plan, at a price of 195.00p

16.04.08 TR1 notification that as at 11 April 2008 FIL had an interest in 32825702 ordinary shares representing 4.97% of the Company's Issued share capital

29.04.08 Total Voting Rights

01.05.08 Notice of 31.03.08 Results

13.05.08 Notification of purchase of ordinary shares in the Company by Graham Love (Director: 84) Doug Webb (Director: 84) under the Company's Share Incentive Plan, at a price of 196.58p per ordinary share

21.05.08 Directorate Change - David Mellors to be appointed CFO

23.05.08 TR1 notification that as at 22 May 2008 Blackrock Inc had an interest in 32974036 ordinary shares representing 4.99% of the Company's
Issued share capital

28.05.08 Group Financial Results Part 1

28.05.08 Group Financial Results Part 2

28.05.08 Group Financial Results Part 3

28.05.08 Notification of purchase of ordinary shares in the Company by Nick Luff (Director: 23000) at a price of 199.70p per ordinary share

29.05.08 Total Voting Rights

30.05.08 Notification of purchase of ordinary shares in the Company by Sir David Lees
(Director: 10000) at 206.46 per ordinary share.

05.06.08 Resignation of Douglas Webb as a Director

12.06.08 Notification of purchase of ordinary shares in the Company by Graham Love (Director: 84) under the Company's Share Incentive Plan, at a price of 199.899p

16.06.08 TR1 notification that as at 11 June 2008 Blackrock Inc had an interest of 33074267 ordinary shares representing 5.00% of the Company's
Issued share capital

26.06.08 TR1 notification that as at 24 June 2008 Prudential plc had an interest in 33795349 ordinary shares representing 5.11% of the Company's Issued share capital

27.06.08 Total Voting Rights

27.06.08 Notice of 2008 AGM

27.06.08 TR1 notification that as at 25 June 2008 M & G Investment Funds had an interest of 33182547 ordinary shares representing 5.02% of the Company's
Issued share capital

27.06.08 TR1 notification that as at 25 June 2008 Prudential plc had an interest of 34295349 ordinary shares representing 5.19% of the Company's
Issued share capital

02.07.08 Allocation of Ordinary Shares in the Company were made pursuant to the Deferred Bonus Plan
Graham Love (Director: 53756 Deferred Shares and 53756 Matching

Conditional Shares)
Clive Richardson (PDMR: 10598 Deferred Shares and 10598 Matching Conditional Shares)

15.07.08 TR1 notification that as at 14 July 2008 Blackrock Inc had an interest of 32855637 ordinary shares representing 4.97% of the Company's
Issued share capital

15.07.08 Notification of purchase of ordinary shares in the Company by Graham Love (Director: 83) under the Company's Share Incentive Plan, at a price of 201.81p

Copies of the above announcements can be obtained from the Company's Website: www.qinetiq.com

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.

Date	Document Filed
24.07.07	88(2)R 1702
24.07.07	88(2)R 13616
25.07.07	88(2)R 39780
10.08.07	88(2)R 11914
20.08.07	Group Accounts year ended 31.03.07
20.08.07	88(2)R 3404
20.08.07	88(2)R 5106
20.08.07	88(2)R 5106
20.08.07	88(2)R 11914
20.08.07	88(2)R 17020
11.09.07	Resolution - Adopt Articles, authority to allot new securities, Dis apply pre-emption rights, Dividend and share plans 26.07.07, authority to purchase own shares.
13.09.07	88(2)R 3404
09.10.07	363a
29.10.07	363a with bulk list
06.02.08	288b - Director resigned - George Tenet
08.02.08	288a - Director Appointment - E Giambastiani
09.06.08	288b - Director resigned - Douglas Webb

Copies of documents filed with the Registrar of Companies can be obtained from Companies House. (www.companieshouse.gov.uk).

3. Annual Report

The Company's Annual Report for the period ended 31 March 2008 and the Notice of the 2008 Annual General Meeting (which was filed with the UKLA Document Viewing Facility on 27th June 2008) can be found on the Company's website.

Lynton D Boardman
General Counsel & Company Secretary
18 July 2008

Stat Filings/FSAannual Filing return list to 19072008.doc

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AIUFKFKQOBKKKOD

VII. REG-QinetiQ Group plc Director/PDMR Shareholding

Released: 15/07/2008
com:20080715:RnsO1122Z

RNS Number : 1122Z

QinetiQ Group plc

15 July 2008

QinetiQ Group plc

15 July 2008

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ

Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 15 July 2008 that the following Director of the Company acquired Shares under the SIP on 9 July 2008 held through the Trustee:

	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Director		
Graham Love	83	4,984,719

* The Number of Shares acquired includes 62 Partnership Shares acquired at 201.813 pence and 21 Matching Shares acquired at 201.813 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

15 July 2008

END

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RDSSFFFEISASEDW

VIII. REG-QinetiQ Group plc Holding(s) in Company

Released: 15/07/2008
com:20080715:RnsO1096Z

RNS Number : 1096Z

QinetiQ Group plc

15 July 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QinetiQ Group plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different): 14th July 2008
6. Date on which issuer notified: 15th July 2008
7. Threshold(s) that is/are crossed or reached: Gone below 5%
8. Notified details:

A: Voting rights attached to shares
Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction
if possible using the ISIN CODE
Number of Shares Number of Voting Rights Number of shares Number of voting rights % of voting rights
Direct Direct Indirect Direct Indirect
GB00B0WMWD03 33,074,267 33,074,267 N/A N/A
32,855,637 N/A 4.97%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument Expiration date Exercise/ Conversion Period/ Date Number of voting rights that may be acquired if the % of voting rights
instrument is exercised/ converted.

Total (A+B)
Number of voting rights % of voting rights
32,855,637 4.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 32,855,637 (4.97%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14. Contact name: Lynton D. Boardman, Company Secretary, QinetiQ Group plc
15. Contact telephone number: +44 (0)1252 392000

END

HOLGUUGPMUPRGPA

IX. REG-QinetiQ Group plc Director/PDMR Shareholding

Released: 02/07/2008
com:20080702:RnsB1718Y

RNS Number : 1718Y

QinetiQ Group plc

02 July 2008

QinetiQ Group plc

2 July 2008

QinetiQ Group plc (the "Company") - Directors and other PDMRs' share interests

QinetiQ Group plc announces the following transactions in respect of ordinary shares of 1 penny each in the Company ("Ordinary Shares") by Executive Directors and/or other Persons Discharging Managerial Responsibilities" ("PDMR").

1. Deferred Annual Bonus Plan ("DAB") Allocations

On 1 July 2008 the following allocations of Ordinary Shares were made pursuant to the DAB to the following Executive Director and PDMR.

Executive Director	(A) Deferred shares	(B) Matching Allocation shares (conditional)
Graham Love	53,756	53,756
PDMR		
Clive Richardson	10,598	10,598

(A) The Company was advised today by Lloyds TSB Offshore Trust Company Limited that on 1 July 2008 the above named Executive Director and PDMR acquired an interest in the number of Ordinary Shares set out in column A above at the price of £1.98 per share pursuant to the rules of the DAB.

(B) Conditional awards of the number of Ordinary Shares in column B above were granted on 1 July 2008. The awards have been made in accordance with the QinetiQ DAB. The shares were awarded at a price of £1.98 per share. These shares will normally be transferred to participants on or shortly after the third anniversary of the date of grant of the award, subject to the continued employment of the participants, retention of the shares purchased on 1 July 2008 set out in (A) above, and the achievement of a performance target approved by the Remuneration Committee. The condition is dependent on growth in earnings per share over the three year performance period.

2. Current Share Interests

Following the DAB award and Matching Allocation, as at 2 July 2008 the Executive Director and PDMR referenced above retain an interest in the share capital of the Company as follows (including allocations under the Performance Share Plan ("PSP") and other conditional share allocations based on continued service).

	Aggregate number of Ordinary Shares held beneficially (against all accounts)	PSP - conditional on performance	Share Allocation - conditional on continued service	DAB Matching Share - conditional allocation
Executive Directors				
Graham Love	4,984,636	100,575		53,756
PDMRs				
Clive Richardson	10,598	86,207	46,875	10,598

END

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X. REG-QinetiQ Group plc Holding(s) in Company

Released: 27/06/2008
com:20080627:Rnsa7125X

RNS Number : 7125X

QinetiQ Group plc

27 June 2008

TR-1:notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QinetiQ Group plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.):
BK OF NEW YORK(NOMS)LTD/636922
NORTRUST NOMINEE LTD A/C MHF01
NORTRUST NOMS LTD
NORTRUST NOMS LTD A/C MEJ01
NORTRUST NOMS LTD A/C MEL01
PRUCLT HSBC GIS NOM(UK) PPL AC
PSIT2 US HIGH TECH FUND

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 25 June 2008
6. Date on which issuer notified: 26 June 2008
7. Threshold(s) that is/are crossed or reached: See Item 13
8. Notified details:

A: Voting rights attached to shares

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB00B0WMWDO3	33,795,349	33,795,349	34,295,349	34,295,349		5.19%	

DC\1132279.1

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Datexiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
34,295,349	5.19%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Prudential plc (parent Company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)
M&G Securities Limited (wholly owned subsidiary of M&G Limited)

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A
13. Additional information: M&G Investment Management Limited (wholly owned subsidiary of M&G Limited) has moved to a 5% notifiable interest triggering this notification.
M&G Securities Limited (wholly owned subsidiary of M&G Limited) has moved to a 5% notifiable interest triggering this notification.
14. Contact name: Lynton D. Boardman, Company Secretary
QinetiQ Group plc
15. Contact telephone number: 01252 392000

XI. REG-QinetiQ Group plc Holding(s) in Company

Released: 27/06/2008
com:20080627:Rnsa7121X

RNS Number : 7121X

QinetiQ Group plc

27 June 2008

TR-1:notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QinetiQ Group plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights Î§
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: M&G Investment Funds 1
4. Full name of shareholder(s) (if different from 3.): Nortrust Nominee Ltd A/C MEJ01
Nortrust Nominee Ltd A/C MEL01
5. Date of the transaction (and date on which the threshold is crossed or reached if different): 25 June 2008
6. Date on which issuer notified: 26 June 2008
7. Threshold(s) that is/are crossed or reached: 5%
8. Notified details:

A: Voting rights attached to shares
Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction
(if possible using the ISIN CODE)
Number of Shares Number of Voting Rights viii Number of shares Number of voting rights ix % of voting rights
Direct Direct x Indirect xi Direct Indirect
GB00BOWMWDO3 Under 5% Under 5% 33,182,547
33,182,547 5.02%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument Expiration date xiii Exercise/ Conversion Period/ Datexiv Number of voting rights that may be acquired if the instrument is exercised/ converted. % of voting rights
N/A N/A N/A N/A
N/A

Total (A+B)

Number of voting rights % of voting rights
33,182,547 5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
n/a

Proxy Voting:

10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A
13. Additional information: With reference to item 3, M&G Investments Funds 1 is an Open Ended Investment Company (OEIC) and is not a Prudential group company and must be separately disclosed.
This OEIC Fund is managed by M&G Investment Management Limited (a wholly owned subsidiary of Prudential plc) and will have been previously attributed to Prudential plc solely on the basis that M&G Investment Management Ltd has direct fund management control over the shares identified in this notification.
14. Contact name: Lynton D. Boardman, Company Secretary, QinetiQ Group plc
15. Contact telephone number: 01252 392000

END

HOLPUUBGQUPRGUM

XII. REG-QinetiQ Group plc Notice of AGM

Released: 27/06/2008
com:20080627:Rnsa7078X

RNS Number : 7078X

QinetiQ Group plc

27 June 2008

QinetiQ Group plc

27 June 2008

QinetiQ Group plc ("the Company") - Documents re: Notice of AGM

Annual Report & Accounts 2008

Notice of 2008 Annual General Meeting

Proxy Forms

Copies of the above-mentioned documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Document Viewing Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Copies of these documents are also available on the Company's website (www.QinetiQ.com)

At the Annual General Meeting on 30 July 2008 it is proposed that the Company's Articles of Association be amended as a result of the introduction of new sections of the Companies Act 2006. The proposed amendments are set out in the Notice of Meeting and the revised Articles of Association are available on the Investor Relations section of the Company's website (www.QinetiQ.com)

Lynton D. Boardman

General Counsel/Company Secretary

Tel: +44 (0)1252 392000
This information is provided by RNS
The company news service from the London Stock Exchange
END
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XIII. REG-QinetiQ Group plc Total Voting Rights

Released: 27/06/2008
com:20080627:Rnsa7030X

RNS Number : 7030X

QinetiQ Group plc

27 June 2008

QinetiQ Group plc

27th June 2008

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman

Company Secretary

Tel: +44 (0)1252 392000

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVRGCGDLLGDGGIR

XIV. REG-QinetiQ Group plc Holding(s) in Company

Released: 26/06/2008
com:20080626:RnsZ6406X

RNS Number : 6406X

QinetiQ Group plc

26 June 2008

TR-1:notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QinetiQ Groupplc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.):
BK OF NEW YORK(NOMS)LTD/636922
NORTRUST NOMINEE LTD A/C MHF01
NORTRUST NOMS LTD
NORTRUST NOMS LTD A/C MEJ01
NORTRUST NOMS LTD A/C MEL01
PRUCLT HSBC GIS NOM(UK) PPL AC
PSIT2 US HIGH TECH FUND

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 24 June 2008
6. Date on which issuer notified: 25 June 2008
7. Threshold(s) that is/are crossed or reached: 5%
8. Notified details:

A: Voting rights attached to shares
Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction
(if possible using the ISIN CODE)
Number of Shares Number of Voting Rights viii Number of shares Number of voting rights ix % of voting rights
Direct Direct x Indirect xi
Direct Indirect

GB00B0WMWDO3 Below 5% Below 5% 33,795,349
33,795,349 5.11%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument Expiration date xiii Exercise/ Conversion Period/ Datexiv Number of voting rights that may be acquired if the % of voting rights
instrument is exercised/ converted.
N/A N/A N/A N/A
N/A

Total (A+B)
Number of voting rights % of voting rights
33,795,349 5.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Prudential plc (parent Company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A
13. Additional information:
14. Contact name: Lynton D. Boardman
Company Secretary/General Counsel
15. Contact telephone number: 01252 392000

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLPUUAWQUPRGCQ

XV. REG-QinetiQ Group plc Holding(s) in Company

Released: 16/06/2008
com:20080616:RnsP7618W

RNS Number : 7618W

QinetiQ Group plc

16 June 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QinetiQ Group plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different): 11th June 2008
6. Date on which issuer notified: 13th June 2008
7. Threshold(s) that is/are crossed or reached: Reached 5%
8. Notified details:

A: Voting rights attached to shares

Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction
if possible using the ISIN CODE
Number of Shares Number of Voting Rights Number of shares Number of voting rights % of voting rights
Direct Direct Indirect Direct Indirect
GB00B0WMWD03 32,974,036 32,974,036 N/A N/A 33,074,267 N/A 5.00%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument Expiration date Exercise/ Conversion Period/ Date Number of voting rights that may be acquired if the instrument is exercised/ converted. % of voting rights

Total (A+B)
Number of voting rights % of voting rights
33,074,267 5.00%

DC\1132279.1

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 33,074,267 (5.00%)
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14. Contact name: Lynton D Boardman, Company Secretary
15. Contact telephone number: +44 (0)1252 392000
This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLGUUACQUPRUMQ

XVI. REG-QinetiQ Group plc Director/PDMR Shareholding

Released: 12/06/2008
com:20080612:RnsL5775W

RNS Number : 5775W

QinetiQ Group plc

12 June 2008

QinetiQ Group plc

12 June 2008

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ

Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 11 June 2008 that the following Director of the Company acquired Shares under the SIP on 9 June 2008 held through the Trustee:

Director	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Graham Love	84	4,930,880

* The Number of Shares acquired includes 63 Partnership Shares acquired at 199.899 pence and 21 Matching Shares acquired at 199.899 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

12 June 2008

END

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